CYTEC


CYTEC INDUSTRIES INC.
Five Garret Mountain Plaza
West Paterson, NJ 07424
(973) 357-3100


                                                                October 26, 2007


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Attn:  Timothy A. Geishecker, Esq.


         Re:      Cytec Industries Inc.
                  Definitive 14A
                  Filed on March 9, 2007
                  File Number:  001-12372


Dear Tim:

         We are in receipt of your letter dated September 26, 2007, providing comments on Cytec's definitive 14A. Your letter states "Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response."

         As I advised you yesterday, the members of the Compensation and Management Development Committee of Cytec's Board of Directors have reviewed your comment letter and have requested Cytec management to review the Company's response to your letter with the Committee at its next regularly scheduled meeting. Because that meeting will be held in conjunction with our December 6, 2007 Board meeting, we will be able to provide you with our response no later than December 13, 2007.


                                              Very truly yours,

                                              /s/  Roy Smith

                                              Roy Smith
                                              Vice President and General Counsel